Elvis Nguyen:

Yo.

Phu Nguyen:

Hey bro, what's up? What's going on?

Elvis Nguyen:

Hello, I'm Elvis Nguyen.

Phu Nguyen:

Hi, everyone. I'm Phu Nguyen.

Elvis Nguyen:

Together, we are both owners and operators of Pho King Noodle Bar.

Phu Nguyen:

Bro, what? Did you curse in front of everybody, man?

Elvis Nguyen:

I said, "Pho King." What did you hear, bro?

Phu Nguyen:

I heard... You know what? Nevermind.

Elvis Nguyen:

Anyways... Our partnerships is based on years of friendship, and now we're taking it to the next level by building a business together. I am a self-made entrepreneur, and I bring a decade of industry and nightlife experience to the table, by I also successfully opening two other businesses with other partners, Beard Papa's, Bellaire, and Sing Karaoke Bar & Lounge. I have a firm understanding of the hospitality industry, so there lies my expertise.

Phu Nguyen:

My family has been in the restaurant industry, specifically pho, for over 20 years. Maybe you've seen any of our [Pho Nguyen 00:01:01] or [Pho High 00:01:02] locations around Houston. Pho is a Vietnamese beef noodle soup, arguably the best comfort food around. Now, more than ever, I'm excited to share my father's passion for pho to the Greater Heights area.

Elvis Nguyen:

We are located in the middle of the busy streets of the Washington Avenue Corridor, where there continues to be a tremendous amount of growth in the area, but with no sign of any Vietnamese cuisine in sight. We strive to provide quality Vietnamese dishes with the freshest ingredients, starting with lunch service for the family, working professional and neighborhood residents. All the way to the late night hours for the bar crowd and party goers. But especially for the industry people who are the last ones to clock out and leave after a long night of service. We want to provide a hot, fresh, and nursing meal for our customers, no matter at the time of day.

Elvis Nguyen:

As part of our financing, we decided to partner up with Nexi, because we believe this is great for the surrounding community, and industry as a whole. We are really excited to offer up the opportunity to you, Houston, our family, our friends, and our neighbors, in joining us to build and be part of something fun and special. This is a actual profit sharing in our financial success. So when we make money, you make money with us. We hope you will invest in the growth of our business, and join us on this Pho King journey.